APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Dolce Brooklyn

Profit and Loss
January 1 - November 12, 2020

	TOTAL
Income	
Cloud Retail	2,357.67
Discounts given	-11.94
Miscellaneous Income	302.06
Services	17,511.17
Square Income	89,229.43
Unapplied Cash Payment Income	0.00
Wholesale	55,616.96
Total Income	**$165,005.35**
Cost of Goods Sold	
Cost Of Goods Sold	55,043.63
Supplies & Materials - COGS	1,265.94
Total Cost of Goods Sold	**$56,309.57**
GROSS PROFIT	**$108,695.78**
Expenses	
Accounting/Consulting	150.19
Auto	5,969.51
Bank Charges	238.79
Cash Advance	0.00
Charitable Contributions	436.30
Commissions & fees	72.58
Garbage Services	489.96
Insurance	5,010.20
Interest Expense	4,328.67
License and Permits	484.10
Marketing	1,215.13
Meals and Entertainment	2,925.95
Office Expenses	1,579.68
Other General and Admin Expenses	81.66
Parking	69.50
Payroll	35,222.63
Pest Control	320.00
QuickBooks Payments Fees (177)	230.70
Rent Store	37,263.66
Repair & Maintenance	2,281.91
Shipping and delivery expense	638.93
Square Fees	1,735.28
Taxes & Licenses	150.00
Taxis	104.57
Telephone	1,470.74
Travel	66.00

Dolce Brooklyn

Profit and Loss

January 1 - November 12, 2020

	TOTAL
Utilities	5,748.54
Total Expenses	**$108,285.18**
NET OPERATING INCOME	**$410.60**
Other Income	
Late Fee Income	17.51
Total Other Income	**$17.51**
NET OTHER INCOME	**$17.51**
NET INCOME	**$428.11**

Dolce Brooklyn

Balance Sheet

As of November 12, 2020

	TOTAL
ASSETS	
Current Assets	**$16,703.50**
Fixed Assets	
Equipments	
Accumulated Depreciation	-81,654.00
Display Gelato	34,842.75
Equipments	23,124.37
Gelato Machine	41,503.38
Total Equipments	**17,816.50**
Furnitures & Fixtures	30,040.64
Accumulated Depreciations.	-25,623.00
Total Furnitures & Fixtures	**4,417.64**
Leasehold improvement	46,296.24
Accumulated Depreciations.	-3,879.00
Total Leasehold improvement	**42,417.24**
Vehicle	7,000.00
Total Fixed Assets	**$71,651.38**
Other Assets	
Construction work	0.00
Organizational Costs	11,369.80
Accumulated Amortization	-6,798.00
Total Organizational Costs	**4,571.80**
Security Deposits	2,417.88
Total Other Assets	**$6,989.68**
TOTAL ASSETS	**$95,344.56**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card	32,340.53
Total Credit Cards	**$32,340.53**
Other Current Liabilities	
Disaster Fund SBA	6,000.00
NY D OF FINANCE Payable	-39.24
PPL	3,750.00
Square Gift Card	0.00
Square Tips	6,080.77
Tax Paid	0.00
Unassigned Tax Agency for Apps Payable	0.00
Total Other Current Liabilities	**$15,791.53**

Dolce Brooklyn

Balance Sheet

As of November 12, 2020

	TOTAL
Total Current Liabilities	**$48,132.06**
Long-Term Liabilities	
Shareholders Loan	219,132.86
Total Long-Term Liabilities	**$219,132.86**
Total Liabilities	**$267,264.92**
Equity	
Capital Stock	5,000.00
Opening Balance Equity	0.00
Retained Earnings	-177,348.47
Net Income	428.11
Total Equity	**$ -171,920.36**
TOTAL LIABILITIES AND EQUITY	**$95,344.56**

Dolce Brooklyn

Statement of Cash Flows

January 1 - November 12, 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,896.70
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	2,324.81
Credit Card	868.29
Disaster Fund SBA	6,000.00
NY D OF FINANCE Payable	-39.24
PPL	3,750.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**12,903.86**
Net cash provided by operating activities	**$11,007.16**
INVESTING ACTIVITIES	
Vehicle	-7,000.00
Security Deposits	6,882.12
Net cash provided by investing activities	**$ -117.88**
FINANCING ACTIVITIES	
Shareholders Loan	-4,885.00
Net cash provided by financing activities	**$ -4,885.00**
NET CASH INCREASE FOR PERIOD	**$6,004.28**
Cash at beginning of period	5,374.22
CASH AT END OF PERIOD	**$11,378.50**

Dolce Brooklyn

Profit and Loss
January 1 - November 12, 2021

	TOTAL
Income	
Cloud Retail	31,669.11
Interest income	2.66
Miscellaneous Income	429.86
Services	24,246.91
Square Income	218,592.02
Unapplied Cash Payment Income	-964.68
Wholesale	71,183.12
Total Income	**$345,159.00**
Cost of Goods Sold	
Cost Of Goods Sold	114,273.89
Supplies & Materials - COGS	1,882.30
Total Cost of Goods Sold	**$116,156.19**
GROSS PROFIT	**$229,002.81**
Expenses	
Accounting/Consulting	1,250.19
Advertising	156.80
Auto	6,859.50
Bank Charges	265.66
Cash Advance	0.00
Charitable Contributions	205.00
Commissions & fees	7,208.27
Dues & Subscriptions	500.00
Freight & Delivery	1,610.91
Garbage Services	1,232.43
Insurance	6,710.84
Interest Expense	4,532.72
License and Permits	311.10
Marketing	3,393.64
Meals and Entertainment	2,813.05
Membership	161.45
Office Expenses	675.85
Other General and Admin Expenses	367.36
Parking	37.00
Payroll	128,717.37
Pest Control	100.00
QuickBooks Payments Fees	593.11
QuickBooks Payments Fees (177)	705.94
Rent Store	40,412.35
Repair & Maintenance	764.06
Shipping and delivery expense	2,217.35

Dolce Brooklyn

Profit and Loss

January 1 - November 12, 2021

	TOTAL
Square Fees	6,411.32
Supplies	60.00
Supplies & Materials	250.00
Taxes & Licenses	150.00
Taxis	71.24
Telephone	1,226.41
Travel	10.00
Unapplied Cash Bill Payment Expense	0.00
Utilities	11,281.55
Total Expenses	**$231,262.47**
NET OPERATING INCOME	**$ -2,259.66**
Other Income	
Late Fee Income	2.40
Total Other Income	**$2.40**
NET OTHER INCOME	**$2.40**
NET INCOME	**$ -2,257.26**

Dolce Brooklyn

Balance Sheet

As of November 12, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
QuickBooks Checking Account	200.12
Reserve	130,404.01
Sales Tax acct	5,000.04
TOTAL BUS CHK	14,715.69
Total Bank Accounts	**$150,319.86**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
inventory	2,527.00
Undeposited Funds	0.00
Total Other Current Assets	**$2,527.00**
Total Current Assets	**$152,846.86**
Fixed Assets	
Equipments	
Accumulated Depreciation	-86,251.00
Display Gelato	34,842.75
Equipments	23,124.37
Gelato Machine	41,503.38
Total Equipments	**13,219.50**
Furnitures & Fixtures	32,489.22
Accumulated Depreciations.	-28,919.00
Total Furnitures & Fixtures	**3,570.22**
Leasehold improvement	46,296.24
Accumulated Depreciations.	-5,066.00
Total Leasehold improvement	**41,230.24**
Purchase 2021	13,505.27
Vehicle	4,000.00
Accumulated Depreciations	-4,000.00
Total Vehicle	**0.00**
Total Fixed Assets	**$71,525.23**
Other Assets	
Construction work	0.00
Organizational Costs	11,369.80
Accumulated Amortization	-8,693.00
Total Organizational Costs	**2,676.80**

Dolce Brooklyn

Balance Sheet

As of November 12, 2021

	TOTAL
Security Deposits	11,917.88
Total Other Assets	**$14,594.68**
TOTAL ASSETS	**$238,966.77**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card	28,464.88
Total Credit Cards	**$28,464.88**
Other Current Liabilities	
Disaster Fund SBA	194,000.00
NY D OF FINANCE Payable	4,862.19
PPL	0.00
Square Gift Card	0.00
Square Tips	5,144.74
Tax Paid	0.00
Unassigned Tax Agency for Apps Payable	0.00
Total Other Current Liabilities	**$204,006.93**
Total Current Liabilities	**$232,471.81**
Long-Term Liabilities	
Shareholders Loan	190,202.42
Total Long-Term Liabilities	**$190,202.42**
Total Liabilities	**$422,674.23**
Equity	
Capital Stock	5,000.00
Opening Balance Equity	0.00
Retained Earnings	-186,450.20
Net Income	-2,257.26
Total Equity	**$ -183,707.46**
TOTAL LIABILITIES AND EQUITY	**$238,966.77**

Dolce Brooklyn

Statement of Cash Flows

January 1 - November 12, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,415.29
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-6,060.08
Purchase 2021	-13,505.27
Accounts Payable	6,223.35
Credit Card	-3,225.15
Disaster Fund SBA	194,000.00
NY D OF FINANCE Payable	4,484.60
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**181,917.45**
Net cash provided by operating activities	**$179,502.16**
INVESTING ACTIVITIES	
Furnitures & Fixtures	-1,541.65
Security Deposits	-9,500.00
Net cash provided by investing activities	**$ -11,041.65**
FINANCING ACTIVITIES	
Shareholders Loan	-28,560.44
Net cash provided by financing activities	**$ -28,560.44**
NET CASH INCREASE FOR PERIOD	**$139,900.07**
Cash at beginning of period	10,419.79
CASH AT END OF PERIOD	**$150,319.86**

I, Pierre Alexandre, certify that:

1. The financial statements of Pioneer Gelato Inc. included in this Form are true and complete in all material respects; and
2. The tax return information of Pioneer Gelato Inc. included in this Form reflects accurately the information reported on the tax return for Pioneer Gelato Inc. for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature _____

Name: Pierre Alexandre

Title: Owner